

Mail Stop 3561

August 28, 2007

By U.S. Mail

Bakers Footwear Group, Inc.
Mr. Lawrence Spanley
Chief Financial Officer
2815 Scott Avenue
St Louis, MO 63103

   Re: Bakers Footwear Group, Inc.
     Form 10-K for the year ended February 3, 2007
     Filed April 24, 2007
     File No. 0-50563

Dear Mr. Spanley:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Michael Moran
       Branch Chief Accountant